Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AquiPor Technologies, Inc.
905 W. Riverside Suite 303
Spokane, WA 99223
https://aquipor.com/

Up to $4,492,695.44 in Common Stock at $2.81
Minimum Target Amount: $9,997.98

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: AquiPor Technologies, Inc.
Address: 905 W. Riverside Suite 303, Spokane, WA 99223
State of Incorporation: WA
Date Incorporated: October 21, 2015

Terms:

Equity

Offering Minimum: $9,997.98 | 3,558 shares of Common Stock
Offering Maximum: $4,492,695.44 | 1,598,824 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.81
Minimum Investment Amount (per investor): $399.02

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus | 15% Bonus Shares

As you have previously invested in Aquipor, you are eligible for additional bonus shares.

Combo (Time+Amount) Perks

Combo Perk 1 | $500+

Invest $500+ within the first two weeks and receive 10% bonus shares.

Combo Perk 2 | $1,000+

Invest $1,000+ within the first two weeks and receive 12% bonus shares.

Combo Perk 3 | $2,500+

Invest $2,500+ within the first two weeks and receive 15% bonus shares.

Combo Perk 4 | $5,000+

Invest $5,000+ within the first two weeks and receive 17% bonus shares.

Combo Perk 5 | $10,000+

Invest $10,000+ within the first two weeks and receive 20% bonus shares.

Volume-Based Perks

Tier 1 | $750+

Invest $750+ and receive 5% bonus shares.

Tier 2 | $1,500+

Invest $1,500+ and receive 10% bonus shares.

Tier 3 | $5,000+

Invest $5,000+ and receive 15% bonus shares.

Tier 4 | $25,000+

Invest $25,000+ and receive 25% bonus shares.

*Perks do not stack

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

AquiPor Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.81/ share, you will receive and own 110 shares for $281. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

AquiPor is developing permeable concrete technology and engineering solutions for stormwater management, groundwater recharge, and flood mitigation. The Company is developing its business model to be that of a project contractor, focused on the engineering, procurement, and construction management of green infrastructure projects.

Competitors and Industry

Our technology touches the concrete and paving industries, as well as the stormwater and wastewater infrastructure industries. The stormwater industry relies primarily on two modes of management: grey infrastructure, which includes subterranean stormwater tanks, pipes, and conveyance systems, and green infrastructure which uses development techniques that mimic natural hydrology onsite. AquiPor will indirectly compete with construction material companies that manufacture, market and sell permeable pavement solutions such as pervious concrete and interlocking permeable pavers. AquiPor's concrete technology utilizes a low CO2 catalytic concrete technology which may indirectly compete with "green" cement and concrete companies.

Current Stage and Roadmap

AquiPor is currently in the proof-of-concept stage of business development which includes small scale pilot manufacturing of our permeable concrete products, testing and standardization, and installing small demonstration projects. We previously raised capital in a Reg CF that ended in Sept. 2022. Those funds helped advance our permeable concrete technology into additional products, helped us develop our manufacturing processes and standards, develop product testing standards, and most recently, begin negotiations with our concrete materials supplier to enter into a long term supply agreement. For the remainder of 2023, we plan to construct demonstration projects, begin independant product testing (based on ASTM standards), deliver our first revenue generating project, and begin to secure LOI's for municipal / public project(s).

The Team

Officers and Directors

Name: Greg Johnson

Greg Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer & Director
  Dates of Service: January, 2016 - Present
  Responsibilities: To direct and evolve our company's market and business development strategy, oversee product R&D, direct fundraising efforts, budget, and allocate capital for Company objectives.

Name: Randy Squires

Randy Squires's current primary role is with Partition Specialties. Randy Squires currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: August, 2019 - Present
  Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

- Employer: Partition Specialties
  Title: President
  Dates of Service: January, 1998 - Present
  Responsibilities: Oversees all operations.

Name: David Martin

David Martin's current primary role is with Retired. David Martin currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: August, 2019 - Present
  Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

- Employer: Multicare Valley Hospital
  Title: COO
  Dates of Service: January, 2009 - December, 2019
  Responsibilities: Oversaw all operations of Valley Hospital.

Name: Kevin Kunz

Kevin Kunz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder & Vice President - Market Development
  Dates of Service: January, 2016 - Present
  Responsibilities: Developing new market opportunities for AquiPor's permeable concrete and civil utility concept, primarily focused on municipalities/cities.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common stock in the amount of up to $4,492,698.21 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We may need access to credit in order to support our working capital requirements as we grow. It may be difficult to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share, resulting in dilution.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved

for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Furthermore, due to the market novelty of AquiPor's permeable concrete and stormwater management engineering technologies, estimating future project and product revenues and costs is a difficult process. Future market acceptance of AquiPor's EPCM business model and permeable products, as well as what customers are willing to pay, cannot be adequately estimated at this time. Therefore, our financial and economic models are based only on revenue and cost information that we can support. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational product or service for the Company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
The Company's products and services are currently under development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the proof-of-concept stage of our venture. Delays or cost overruns in the development of our technologies, and/or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority shareholder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and your investment could be lost. Even if the Company sells all the common stock in the offering, the Company will likely need to raise more funds in the future to grow. If the Company is unsuccessful raising more capital, the risk of failure is high. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based purely on assumptions. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
AquiPor Technologies, Inc. was formed on October 21, 2015 and has been primarily engaged in Research & Development since its inception. Accordingly, the Company has not yet taken its product to market and has no sales history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises, and additional risks associated with technology development. To date, we have incurred a net loss and have had extremely limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.

We are an early stage company and have limited revenue and operating history
The Company has a short history, and effectively no revenue. If you are investing in this company, it's because you think that AquiPor's technologies and product concepts are a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns licensing rights to patents and patents-pending, certain trade secrets, trademarks, copyrights, and internet domain names. We believe one of the most valuable components of the Company is our array of intellectual properties. Competitors may misappropriate or violate the rights owned by the Company. We intend to continue to protect our intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its licensing rights to sensitive patents and patents pending. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations and it is important to note that unforeseeable costs associated with such practices may be costly.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our technology rights without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our technology rights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our licensing rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent licensing rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring

mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products and services is dependent on outside government regulation, such as federal, state, and local regulatory bodies and their laws. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including providing technology, engineering, manufacturing, construction, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

Even though we are not an internet-based business, we may still be vulnerable to hackers who may access our proprietary data. Any cyber attack on AquiPor Technologies, Inc. could disrupt our business and materially negatively impact our financial condition and business.

Significant Capital Requirements; Future Need for Additional Financing.

The Company's capital requirements will continue to be significant and there can be no assurance that the Company will achieve any significant revenues in the foreseeable future. Since its inception, the Company has been substantially dependent upon contributions from its founders. The Company anticipates that the net proceeds of its offering will only be sufficient to fund the development and marketing of a prototype product (assuming the sale of all of the Shares offered hereby). If less than the maximum number of Shares of Common Stock offered hereby are sold, or if the Company has miscalculated the financial resources required to complete the task, the Company will be unable to launch its product without additional financing. The Company has no current arrangements with respect to, or potential sources of, additional financing. There can be no assurance that any additional financing will be available to the Company when needed, on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed would have a material adverse effect on the Company, requiring it to curtail in possible cease its operations. A prospective purchaser of Shares should also be aware that, even if the Company were to succeed in raising financing through a public offering or any other sale of any equity or convertible debt securities, such a financing will likely dilute the interest of the Company's then-existing shareholders (including the holders of Common Stock).

Unreliability of Projections

If the Investor has been provided with projections, forecasts and models (the "Projections") of the Company's future performance, the assumptions and estimates underlying the Projections are inherently uncertain and, though they may be considered reasonable by the Company, are subject to significant business, economic, and competitive uncertainties, many of which are beyond the control of the Company. The Projections assume, among other things, that the Company completes the Offering and obtains $4,492,698.21 in proceeds therefrom. If the Company fails to complete the Offering in full or fails to realize its projected sales in the time frames projected, the Company is unlikely to meet the fiscal performance anticipated in the Projections. In any event, even if the company raises $4,492,698.21 in the Offering, there can be no assurance that the Projections will be realized. The Company's actual results in the future will vary from the Projections and those variations may be material. The Company does not intend to update the Projections.

Unproven Products

The Company's products and services are in the early stages of development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance.

Developing Market; Rapid Technological Changes and New Products

The market for our products and services is rapidly evolving and is characterized by evolving standards and customer demands and an increasing number of market entrants who have introduced or developed technologies for new green concrete technologies, porous pavements, and stormwater management solutions. Our future success will depend to some extent on the features and reliability of our products and services in response to both evolving demands of the marketplace and competitive product offerings. Consequently, there can be no assurance that we will be successful in developing, marketing or integrated such products or services into the market.

Reliance on 3rd Party Technology and Engineering Partners and Sole Inventor.

AquiPor's technology and engineering rights are licensed from a sole inventor, Matthew Russell. Mr. Russell has previously been contracted by AquiPor to invent and develop the Company's technologies. Mr. Russell is a significant shareholder in

AquiPor, as well as other related parties to the Company. Therefore, the success of the Company is largely dependent on the performance of Mr. Russell as well as the performance of third parties for its main technologies, products and services. Any disruption to the performance or solvency of these parties could have an adverse result on the Company.

Retention of Control by Present Stockholders
As of March 15, 2021 the Company's founders and executive officers own, of record and beneficially, a majority of the Company's issued and outstanding Common Stock (10,095,455 Shares). The Company's founders will therefore remain in effective control of the company with the ability to elect all of the Company's directors and to authorize certain corporate transactions which require stockholder approval, in each case without concurrence of the Company's minority stockholders (including holders of Common Stock).

Lack of Marketability and Liquidity of the Common Stock
The shares being sold in this offering are illiquid. There is no public market for the Common Stock into which such Stock is convertible, and there can be no assurance that a public market for the Common Stock will ever develop. Consequently, investors should be prepared to remain shareholders of the Company indefinitely. The Common Stock into which it is convertible has been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws. The Company has no present intention to register the Common Stock issuable upon conversion thereof under the Act or state securities laws. The Common Stock issuable upon conversion thereof may be sold or transferred except pursuant to either: (A) an effective registration statement under the Act and any applicable state securities laws; or (B) an opinion of counsel satisfactory to the Company to the effect that such registration is not required.

Intense Competitions; Limited Effect of Laws Protecting Proprietary Technology
The market for new technologies in the building materials industry is competitive. The industry is generally risk averse. Many of the Company's competitors are established enterprises that possess greater name recognition, established customer bases and significantly greater financial, technical and marketing resources than the Company. The Company is relying upon patent and trade secret law to protect its technology and there can be no assurance that such laws will prevent competitors from appropriating the Company's technology or products.

Proprietary Rights and Risk of Infringement
The Company relies primarily on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technological leadership position. The Company seeks to protect its licensed patents and patents pending, software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology. The Company is not aware that it is infringing any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements, such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, financial condition and results of operations would be materially and adversely affected.

New Technology Acquisitions
The Company is currently negotiating an option to acquire the licenses to proprietary concrete, utility, and water distribution technologies. The long term viability of these new technologies cannot be guaranteed and the terms of these licensing agreements may require compensation which includes a combination of cash and equity, which will be negotiated on a best efforts basis, but could result in shareholder dilution.

Licensing Agreements
AquiPor has an exclusive Licensing Agreement with RJSK, L.L.C., a Washington state Limited Liability Company. Said license includes the technology, processes, and know-how related to U.S. Patent No. 9,943,791, entitled Unitized Formed Construction Materials and Methods for Making the Same, the Continuation-In-Part Patent Application No. 16/602,641, as well as the technology, processes, and know-how related to U.S. Patent No. 10,106,463 entitled Mineral Based Porous Sand and Methods for Making Mineral Based Porous Sand, the U.S. Patent 10,486, 984 entitled Road Surface Covering System, and International Application No. PCT/U.S. 1,600,087; all specifically for use in permeable pavers or novel permeable hardscape drainage materials for use in stormwater management. Per the licensing agreement, AquiPor is to pay a running royalty of 10% of net sales for each product sold, or an annual minimum royalty of $25,000. AquiPor has also paid for an option to license novel concrete technologies and the Engineering, Procurement, Construction Management rights to new multi-utility infrastructure technologies. These technologies are unproven and subject to further proof-of-concept and third party validation. The option agreement is with Matthew Russell, an inventor and large shareholder of AquiPor and

other related parties to the Company.

Dependence Upon Key Personnel.
The Company's success will depend largely upon the performance of its founder and executive officer, GREG JOHNSON. The loss of the services of any of these individuals would have a materially adverse effect on the company. In addition, the company will need to attract and retain skilled and experienced sales and technical staff to successfully accomplish its business plan. Competition for experienced personnel in the materials science and technology industries is intense. In the event that the Company is unable to attract and retain additional skilled staff, or if the Company loses the services of any of its key personnel, there can be no assurance that they could be easily replaced by individuals with similar contacts, experience and skills.

Recruiting and Retaining Technical Personnel.
Our success depends to large part upon our ability to recruit and retain highly skilled workers, both as employees and as independent contractors. Additionally, we believe that the technological and creative skills of our personnel are essential to establishing and maintaining a leadership position, particularly in light of the fact that our intellectual property, once sold to the public market, may be replicated. The competition for such personnel is intense, and we may not be successful in retaining or recruiting such personnel. In seeking qualified personnel, we are required to compete with companies having greater financial and other resources than our Company. In addition, we may need to substantially increase the compensation, bonuses, stock options or other fringe benefits offered to employees in order to attract and retain such personnel. The additional costs that may be incurred in retaining or attracting new personnel may have a material adverse affect on our product launches and its operating results, as well as additional dilution to shareholders.

Rapid Technological Change.
To remain competitive, the Company must develop new products and enhance and improve its exiting products and components. New building materials are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing proprietary technology and systems obsolete. The Company's success will depend, in part, on its and its inventor's ability to develop or license state of the art technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. There can be no assurance that the Company will be successful in continuing to develop and market on a timely and cost-effective basis fully functional product enhancements or new products that respond to technological advances by others, or that it is enhanced and new products will achieve market acceptance. If the Company is unable, for technical, legal, financial or other reasons, to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, financial condition and results of operations.

Reliance on Private Project Financing
The Company's business model will rely on both private and public project financing. Therefore, the Company's early success will depend on certain financial market conditions and factors not necessarily in its control. Adverse market conditions may cause delays and the Company's inability to deliver projects in a timely manner.

Arbitrary Price of Conversion Shares.
The price of the Common Stock offered hereby bears no relationship to the Company's assets, book value, potential earnings or any other recognized criteria of value. Factors considered in calculating the per share price were the business in which the Company proposes to engage, estimates of the business potential of the company, an assessment of the Company's management, the general condition of the securities markets, the demand for similar securities of comparable companies and other factors believed by the company's management to be relevant.

We Do Not Expect to Pay Dividends in the Near Term and the Offering Price of the Shares Is Not Based on Quantifiable Measures of Value.
The Company does not anticipate payment of any cash dividends on its Common Stock in the near term. The Offering Price of the Shares has been determined by valuation metrics performed by the Company and bears no relationship to the Company's assets or book value.

New Construction Material Risk
AquiPor's porous concrete products are considered new and novel in the construction industry. The construction industry is generally risk averse to new products and technologies. New products are subject to stringent testing and standardization. AquiPor's products may fall short of the required testing and standards required by the industry and may not be adopted.

Reliance on External Material Suppliers and Distributors
AquiPor's products are made from materials and ingredients sourced from various industries. The Company relies on a third party distributor to secure the raw materials needed for its products. Therefore, the Company's capacity to manufacture, and the Company's final product costs, are in large part subject to its distributor's ability to negotiate, secure, and deliver these raw materials for production. Any supply chain or cost disruptions could adversely and materially affect the Company's ability to operate in the future.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
JKS International, LLC (Greg Johnson, Managing Member - 21% - Membership Interests of JKS International, LLC & Kevin Kunz - 22% - Membership Interests of JKS International, LLC)	5,595,455	Common Stock	29.7%
Frontier Assets, LLC (Matthew F. Russell - 50% - Membership Interests of Frontier Assets, LLC),	4,500,000	Common Stock	23.9%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,598,824 of Common Stock.

Common Stock

The amount of security authorized is 90,000,000 with a total of 18,486,311 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below which include a voting proxy.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Voting Rights

Shareholder Voting Requirements for Certain Transactions. To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's assets, other than in the usual and regular course of business; or (4) a dissolution of the Corporation, must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group.

Stock Options and Stock Warrants

AquiPor has declared an option pool of 1,500,000 shares of common stock for existing and future employees, advisers, and contractors. Of the current pool, 632,500 options have been granted and are fully vested pursuant to the Company's stock option plan. Of the current pool, an additional 406,819 options have been reserved but have yet to be granted.

The Company has also granted 566,000 stock warrants which have also fully vested.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

Not currently designated.

Material Rights

The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of the Articles of Incorporation, as determined from time to time by the Board of Directors.

As of May 2021, the Board has not designed any series or class of preferred stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,395,400.00
  Number of Securities Sold: 5,088,178
  Use of proceeds: R&D and Product & Market Development
  Date: March 03, 2020
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,069,100.91
  Number of Securities Sold: 1,045,938
  Use of proceeds: Operating expenses and R&D.
  Date: September 23, 2020
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,520,125.70
  Number of Securities Sold: 594,991
  Use of proceeds: R&D, Proof of Concept

Date: August 24, 2022
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

For the year ending 2023, AquiPor continued to focus primary operations on the research & development of its porous concrete technology and additional engineering technologies. As such, we have not yet begun to market or sell our products and remain pre-revenue. There were no cost of sales or gross margins to report in 2021 or 2022.

AquiPor's expenses primarily consist of compensation and benefits, marketing expenses, fees for professional services, research and development expenses and expenses pertaining to licensing and royalty payments. Operating expenses in 2023 were down to $505,682, from $692,383 in 2023. This decrease was due to a decrease in marketing expenses, G&A, and professional services.

Most operating expenses are associated in some manner with either research and development, technology licensing, or financing acquisition. For fiscal year 2023, cash flows from operations were -$496,769 compared to -$705,989 in 2022.

Historical results and cash flows:

Historical results and cash flows from prior years may be similar in the future, as R&D and Intellectual Property development remains a key component of our business. It can be expected that operating expenses will increase as we make key hires and increase marketing activities. It can be expected that stock-based compensation will increase as key hires are made and cash flows from financing activities may also increase.

In the future, we anticipate that historical cash flows will not be representative of future cash flows as we begin growing revenues and expect to have positive net income in the future.

For fiscal year 2023, net cash used by operating activities was $496,769 compared to $705,989 in fiscal year 2022. We anticipate net cash used by operating activities to increase as the Company grows.

Our net cash provided by financing activities in 2023 was $419,175 compared to $749,526 in 2022. We anticipate this number to increase in future years as we raise larger amounts of capital to fund growth objectives

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has roughly $133,000 cash on hand and available credit of roughly $2,000 via revolving credit at U.S. Bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are very important for continuing company operations based on our current burn rate and cash on hand. We do have secondary funding opportunities available to us, including other equity financing opportunities, but these are not imminent.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are very important to the viability of our company as we move from the prototyping and R&D stage, into larger scale proof of concept and pilot manufacturing/pilot project delivery. The funds from this campaign can help us achieve our market and corporate development targets. The majority of company funds as we move into the next phase of operations will be from this crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raised the minimum, we would be able to operate for roughly 3.5 months based on our current rate and existing cash on hand. The company currently has a monthly burn rate of $40k per month.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on our growth plan, if we raised the maximum amount in this Reg CF we would be able to operate for approximately 24 months, which we estimate would get us well into revenue growth and may extend that runway further.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

AquiPor is considering a new Reg D 506(c) offering for accredited investors only to raise up to $5,000,000.

Indebtedness

- Creditor: Yellow Core, LLC
  Amount Owed: $3,200.00
  Interest Rate: 3.5%
  Maturity Date: December 31, 2026

- Creditor: Petra World, LLC
  Amount Owed: $79,047.00
  Interest Rate: 3.5%
  Maturity Date: December 31, 2025

- Creditor: RJSK
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2024

- Creditor: StartEngine
  Amount Owed: $4,184.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2024

Related Party Transactions

- Name of Entity: Yellow Core, LLC
  Names of 20% owners: Matthew F. Russell
  Relationship to Company: Matthew Russell is majority owner of Yellow Core, LLC, owns greater than 10% stock in AquiPor, and is also the inventor of AquiPor's technologies.
  Nature / amount of interest in the transaction: The Company has received some of its financing in the form of a loan from Yellow Core, LLC, a related party, in the amount of $3,200. It is a long-term note with interest payments beginning 12/31/2024, and a loan maturity date of 12/31/2026. The interest rate is set at 3.5% APR.
  Material Terms: Loan amount: $3,200. Interest rate: 3.5%. Maturity date is 12/31/2026 with interest only payments beginning 12/31/2024.

- Name of Entity: Petra World, LLC
  Names of 20% owners: Matthew Russell
  Relationship to Company: Matthew Russell owns greater than 20% of Petra shares, owns greater than 10% of AquiPor's shares, and is also the inventor of AquiPor's licensed technologies
  Nature / amount of interest in the transaction: Petra World, LLC is a related party that of which Matthew Russell, a shareholder in AquiPor, owns the majority of shares. Petra World made five loans to AquiPor in 2018 to support R&D efforts. The outstanding principal owed to Petra World, LLC is $79,047.
  Material Terms: Loan amount: $79,047. Interest rate: 3.5%. Maturity date: 12/31/2025.

- Name of Entity: JKS International, LLC
  Names of 20% owners: Greg Johnson and Kevin Kunz
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: JKS International, LLC ("JKS") is a holding company that is a major shareholder of AquiPor. JKS is managed by Greg Johnson, a Director and Officer of AquiPor. Over time, AquiPor has made two loans to JKS, totaling $1,600.
  Material Terms: These loans were set up to accrue interest at 3.5% annually and the loans mature on December 31, 2026.

- Name of Entity: Frontier Assets, LLC
  Names of 20% owners: Matthew Russell
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: AquiPor made a loan to Frontier totaling $7,500 in 2018.
  Material Terms: This loan is set up to accrue interest at 3.5% annually and matures February 20, 2028.

- Name of Entity: RJSK, LLC, Yellow Core, LLC, and AquiPor Technologies, Inc.
  Names of 20% owners: AquiPor Technologies, Inc.
  Relationship to Company: Related co-developers
  Nature / amount of interest in the transaction: RJSK, LLC and the Company, and Yellow Core and the Company, have agreed to co-develop certain intellectual properties and technologies. AquiPor made several loans to RJSK and Yellow Core, both of which are related parties, beginning in 2016 to cover patenting and Research and Development expenses as it pertains to applicable technologies to the Company. Both companies agree that these loans may convert to credits to pay for licensing fees in the future.
  Material Terms: AquiPor has a licensing agreement in place with RJSK with a fee of $300,000 that was owed and paid in 2020 to RJSK upon successful fundraising of $1,000,000. Additionally, minimum royalty fee obligations are $25,000 per year. In accordance with the minimum royalty fee obligation, for the year ended December 31, 2023, AquiPor has $10,000 of outstanding royalty fees owed to RJSK.

- Name of Entity: RJSK, LLC
  Names of 20% owners: AquiPor Technologies, Inc.
  Relationship to Company: AquiPor is an owner of RJSK.
  Nature / amount of interest in the transaction: AquiPor had made loans to RJSK totaling $122,393 over time.
  Material Terms: As of December 31, 2023, the current balance outstanding is $1,050 following payments made in October 2020. This loan is setup to accrue interest at 3.5% annually and matures on December 31, 2026.

- Name of Entity: Yellow Core, LLC
  Names of 20% owners: Matthew Russell
  Relationship to Company: Matthew Russell is majority owner of Yellow Core, LLC, owns greater than 10% stock in AquiPor, and is also the inventor of AquiPor's technologies
  Nature / amount of interest in the transaction: AquiPor has made various loans to Yellow Core, LLC over time that total $27,813. These loans were set up to accrue interest at 3.5% annually, with interest-only payments to begin in 2024. Prior to the Company's current option agreement with Matthew Russell, Yellow Core and AquiPor had a technology option agreement in place with similar terms to the Company's current agreement with Matthew Russell. Prior to the exercise of this option, Yellow Core rolled out a portion of its technology rights related to the option into a Washington State Corporation, BW-IGC, Inc. ('IGC'). This loan has been assumed by BW-IGC.
  Material Terms: Loan Amount: $27,813. Interest Rate: 3.5%.

- Name of Entity: Assanka Design, LLC
  Names of 20% owners: AquiPor Technologies, Inc.
  Relationship to Company: Related party to Aquipor Technologies per Note 3 of audited financials.
  Nature / amount of interest in the transaction: In October 2021, AquiPor extended a long-term note to a related party, Assanka Design, LLC, amounting to $30,000. AquiPor and Assanka Design are exploring a potential joint venture and the funds are to be used by Assanka Design for proof-of-concept purposes for a new technology.
  Material Terms: Loan Amount: $30,000. Interest Rate: 3.5%. Maturity Date: 12/31/2025.

- Name of Entity: Matthew Russell
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2021, AquiPor entered into an option agreement with Matthew Russell to negotiate best efforts, with no guarantees, a conditional first right of offer to engineer, procure, and manage construction (EPCM) of a mixed utility approach, owned by Matthew Russell, to certain green infrastructure projects in the United States. Compensation for the U.S. first right of EPCM and brand market is expected to be a combination of cash and equity. The option payments totaled $282,500, and may be deducted from the future exercise price. Option payments made to Matthew Russell in the years ending December 31, 2023 and 2022 amount to $-0- and $32,500,

respectively. These payments may be deducted from the future exercise price but will be forfeited if an option exercise price and terms are not successfully negotiated. These payments have been accrued as a long-term asset and will be expensed in future periods.
Material Terms: No additional terms.

Valuation

Pre-Money Valuation: $51,946,533.91

Valuation Details:

AquiPor set its valuation internally by factoring in market comparisons and other valuation factors such as I.P., technology, team, and the size of the market opportunity.

In our market comparison model, we used the valuations of both seed stage and early stage VC backed companies in the cleantech and climate technology spaces, according to information accessed on Pitchbook.

Due to the unique technology offerings of our company, we did not find a direct comparison to our company but took into account the valuations of companies in the Climate Tech vertical, specifically focused on "hardware" or physical technologies, with a focus on "green" cement and concrete companies. The average post-money valuation of companies in this vertical after raising Series A rounds was $170M.

In valuing AquiPor, further consideration was given to our intellectual properties and technology rights, the size of the market opportunity, recent technology developments, the competitive landscape, and the post-money valuation of our last funding round.

Since 2021, we have refined our permeable concrete technology to utilize widely available industrial minerals and industrial by-products that can be accessed cost-effectively and gives us an avenue to achieving economies of scale for our concrete. We have developed manufacturing process and standards and testing standards for our concrete. We are still pre-revenue, but we are negotiating/working on two LOIs: one for a long-term supply agreement and the other for our first revenue-generating project. It has been challenging to find a direct comparison business to AquiPor, but there are some "green concrete" companies that are at similar, but varying pilot stages: Terra CO2 ($98M raised to date - $168M post-money), Carbicrete ($29M raised to date - unsure of post-money) Brimstone ($60M raised to date - $185M post-money).

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.98 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $4,492,695.44, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  6.0%
  Targeted marketing and customer discovery for municipalities, large private developers, and the architectural, engineering, and contractor (AEC) community. Includes PR.

- Research & Development
  25.5%
  Technology, product, and market development with manufacturing, supply, and technology partners. Includes construction of mock-up / demo projects, in-field monitoring of installations, and state and federal regulatory testing to include T.A.P.E. (Technology Assessment Protocol-Ecology) and the National Stormwater Testing and Evaluation

for Products and Practices (STEPP). As well as Lifecycle analysis, Environmental product declarations, and all applicable ASTM testing and standardization.

- Company Employment
  33.3%
  Key Hires and Personnel. A portion of funds raised will be used to cover new employment agreements for current management and new key hires. This line item is expected to be one of our larger line items in our growth plan as we expect to hire talented engineering and executive personnel. (This accounts for an 18 month runway).

- Operations
  9.0%
  Technology and equipment, SG&A expenses, legal, accounting, and human resources.

- Working Capital
  6.0%
  Short-term operating expenses, short-term debt, and day-to-day expenses.

- Intellectual Properties
  14.7%
  For the exercising of options to license new technologies, for the development of new intellectual properties, as well as to service and keep in place its existing licenses to USPTO and international patents.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://aquipor.com/ (www.aquipor.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aquipor

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AquiPor Technologies, Inc.

[See attached]

AQUIPOR

AQUIPOR TECHNOLOGIES, INC.
(the “Company”)
a Washington Corporation

Financial Statements with Independent Auditor’s Report

As of and for the Years Ended December 31, 2022 and 2023

Table of Contents

RNB CAPITAL

INDEPENDENT AUDITOR'S REPORT

To: AquiPor Technologies, Inc. Management

Opinion:
We have audited the accompanying financial statements of the AquiPor Technologies, Inc., which comprise the statements of financial position as of December 31, 2022 & 2023 and the related statements of operations, statements of changes in stockholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements.

The financial statements of the Company as of December 31, 2022, were audited by other auditors whose report was dated April 20, 2023 and expressed an unqualified opinion on those statements.

In our opinion, except for the effects of the matters described below, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 & 2023 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Prior Year Restatement:
As discussed in Note 7, the Company's previously issued financial statements for the year ended December 31, 2022 have been restated to correct for a material misstatement related to the Company's accrued interest payable. Our opinion is not modified with respect to this matter.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement. Our opinion is not modified with respect to this matter.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of

financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.



Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 23, 2024

AQUIPOR TECHNOLOGIES, INC. STATEMENTS OF FINANCIAL POSITION

	As of December 31	
	2023	2022 (as restated)
ASSETS		
Current Assets:		
Cash - unrestricted	162,910	268,588
Cash - restricted	25,706	-
Total cash	188,616	268,588
Prepaid expenses	10,253	10,253
Total Current Assets	198,869	278,841
Non-Current Assets:		
Technology licensing use option payments	282,500	282,500
Due from related parties	67,962	67,962
Notes receivable	-	-
Interest receivable	22,225	19,847
Total Non-Current Assets	372,687	370,309
TOTAL ASSETS	571,556	649,150
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	47,171	33,946
Due to related parties	10,000	7,000
Notes payable	4,184	4,184
Total Current Liabilities	61,355	45,130

	As of December 31	
	2023	**2022 (as restated)**
Non-Current Liabilities:		
Due to related parties	82,247	82,247
Accrued interest	15,281	12,402
Total Non-Current Liabilities	97,528	94,649
TOTAL LIABILITIES	158,883	139,779
STOCKHOLDERS' EQUITY		
Common stock Authorized: 90,000,000 shares at $.001 par value Issued: 17,028,532 shares as of 2023 and 16,821,534 shares as of 2022	17,029	16,822
Preferred stock Authorized: 10,000,000 shares at $.001 par value Issued: no issued shares as of 2023 and 2022	-	-
Additional paid-in capital:		
Common stock	4,235,093	3,819,004
Stock warrants	628,912	628,912
Retained earnings (Deficit)	(4,468,361)	(3,955,367)
TOTAL STOCKHOLDERS' EQUITY	412,673	509,371
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	571,556	649,150

See Accompanying Notes to these Financial Statements

AQUIPOR TECHNOLOGIES, INC. STATEMENTS OF OPERATIONS

	Year Ended December 31	
	2023	**2022**
Revenues	-	-
Operating Expenses		
Payroll to benefits	265,002	253,783
Marketing	130,489	296,480
Professional fees	40,868	44,505
Royalty fees	25,000	25,000
General and administrative	17,019	29,164
Engineering expense	15,000	20,262
Insurance	12,304	12,304
Escrow management fees	-	10,885
Total Operating Expenses	**505,682**	**692,383**
Total Loss from Operations	**(505,682)**	**(692,383)**
Other Income (Expenses)		
Interest income	2,379	2,379
Interest expense	(9,691)	(8,312)
Total Other Income (Expenses)	**(7,312)**	**(5,933)**
Net Loss	**(512,994)**	**(698,316)**
EARNINGS (LOSSES) PER SHARE OUTSTANDING		
Basic and diluted	(0.03)	(0.04)
WEIGHTED-AVG. COMMON SHARES OUTSTANDING		
Basic and diluted	16,889,928	16,656,161

See Accompanying Notes to these Financial Statements

AQUIPOR TECHNOLOGIES, INC. STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common stock par value: $0.001				
	Number of shares	**Amount**	**Additional paid-in capital**	**Retained Earnings (Deficit) as restated**	**Total stockholder's equity (as restated)**
Balance as of December 31, 2021 as previously reported	16,495,337	16,495	3,701,596	(3,260,877)	457,214
Adjustments to beginning balance	-	-	-	3,826	3,826
Balance as of December 31, 2021 as restated	**16,495,337**	**16,495**	**3,701,596**	**(3,257,051)**	**461,040**
Issuance of shares, net of costs*	326,197	327	746,320	-	746,647
Issuance of stock warrants	-	-	-	-	-
Net loss	-	-	-	(698,316)	(698,316)
Balance as of December 31, 2022, as restated	**16,821,534**	**16,822**	**4,447,916**	**(3,955,367)**	**509,371**
Issuance of shares, net of costs*	205,907	206	413,090	-	413,296
Issuance of shares thru Rule 506(b)	1,091	1	2,999	-	3,000
Issuance of stock warrants	-	-	-	-	-
Net loss	-	-	-	(512,994)	(512,994)
Balance as of December 31, 2023	**17,028,532**	**17,029**	**4,864,005**	**(4,468,361)**	**412,673**

* See additional disclosure in Note 6

See Accompanying Notes to these Financial Statements

AQUIPOR TECHNOLOGIES, INC. STATEMENTS OF CASH FLOWS

	Year Ended December 31	
	2023	2022 (as restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(512,994)	(698,316)
Adjustments to reconcile net loss to net cash provided by operations:		
Decrease in prepaid expenses	-	13,000
Increase (Decrease) in accounts payable and accrued expenses	13,225	(19,255)
Increase in due to related parties	3,000	7,000
Decrease in notes payable	-	(8,418)
Net cash used in operating activities	*(496,769)*	*(705,989)*
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for technology licensing use option payments	-	(32,500)
Increase in interest receivable	(2,378)	(2,379)
Decrease in due from related parties	-	-
Increase in notes receivable	-	-
Net cash used in investing activities	*(2,378)*	*(34,879)*
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares, net of costs	416,296	746,647
Increase in accrued interest	2,879	2,879
Net cash provided by financing activities	*419,175*	*749,526*
Net cash increase (decrease)	(79,972)	8,658
Cash at the beginning of the year	268,588	259,930
Cash at the end of the year	188,616	268,588

See Accompanying Notes to these Financial Statements

AquiPor Technologies, Inc.
Notes to the Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

AquiPor Technologies, Inc. ("the Company") is a corporation organized under the laws of Washington State on October 21, 2015. The Company is currently in a material science technological development, patenting, and feasibility stage of growth. The future principal activities of the Company will consist of licensing various hardscape technologies, including brick, concrete, and permeable hardscape technologies, and providing supporting technical services to licensee customers.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Going Concern Consideration

The accompanying statement of financial position has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The Company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations.
2. Losses and working capital: The Company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last.
3. Financing: Over the next twelve months, the Company plans to finance its operations through a crowdfunding campaign and revenue-producing activities.
4. Dependence on revenues and financing: The Company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results.
5. Management's plans: The Company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts.

Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in the active market.
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $268,588 and $188,616 in cash as of December 31, 2022 and December 31, 2023, respectively. The Company's cash at the end of the year consisted of both unrestricted and restricted portions.

Restricted cash consists of cash owned, but not accessible by the Company as of year-end. Restricted cash as of the years ended December 31, 2022 and 2023 is at $0 and $25,706, respectively which are all held by Start Engine as escrow amounts held back from AquiPor's crowd fund offering for the years ended December 31, 2022 and 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Advertising Costs

Advertising/marketing costs are charged to operations when incurred. Marketing costs related to advertising for equity financing are reported in the period they are incurred.

Research and Development

The Company is currently in a material science technological development, patenting, and feasibility stage of growth and is pursuing significant capital financing to fund future endeavors. Consequently, the Company's primary operations consist of assisting related parties in the development and research of various hardscape technologies and patents. Therefore, all operating expenses are associated in some manner with either research and development or financing acquisition.

Earnings (Losses) per Share:

The Company has distributed common stock warrants to two employees. Basic Earnings per Share (EPS) is calculated as the net loss divided by the weighted average of common shares outstanding for the period. As of December 31, 2022 and 2023, Diluted EPS will equal Basic EPS because potentially dilutive shares would be considered anti-dilutive in both periods. An anti- dilutive effect occurs because of the presence of a net loss.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company uses the Black-Scholes option pricing model to determine the stock options fair value.

Refer to Note 6 for additional information.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Washington. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Due To Related Parties:

1. RJSK, LLC and the Company, and Yellow Core and the Company, have agreed to co-develop certain intellectual properties and technologies. AquiPor made several loans to RJSK and Yellow Core, both of which are related parties, beginning in 2016 to cover patenting and Research and Development expenses as it pertains to applicable technologies to the Company. Both companies agree that these loans may convert to credits to pay for licensing fees in the future. AquiPor has a licensing agreement in place with RJSK with a fee of $300,000 that was owed and paid in 2020 to RJSK upon successful fundraising of $1,000,000. Additionally, minimum royalty fee obligations are $25,000 per year. In accordance with the minimum royalty fee obligation, for the year ended December 31, 2023, AquiPor has $10,000 of outstanding royalty fees owed to RJSK.

2. The Company had obtained a loan of $3,200 from Yellow Core, LLC, a related party, with interest payments set to begin accruing on January 1, 2019 at a 3.5% annual rate and a loan payback date of January 1, 2021. Per a loan refinancing agreement, the loan's maturity date is December 31, 2026 with interest-only loan payments beginning December 31, 2024. As of December 31, 2023, the outstanding principal owed to Yellow Core is $3,200. This Company is controlled and managed by Matthew Russell, a significant Aquipor shareholder.

3. The Company also obtained various loans from Petra World, LLC, a related party, amounting to $103,250 in 2018 to support its R&D efforts. Petra World is controlled and managed by Matthew Russell, a shareholder in Aquipor by way of Frontier Assets. These loans were set up to accrue interest at 3.5% annually and each have 7-year terms, maturing in various months in 2025, with interest –only payments beginning in 2023. As of December 31, 2023, the outstanding principal owed to Petra World is $79,047.

Due From Related Parties:

4. The Company extended loans to JKS International, LLC, totaling $1,600. These loans were set up to accrue interest at 3.5% annually and the loans mature on December 31, 2024 and 2026. JKS International is a holding company that represents majority shareholders in AquiPor. JKS International, LLC is managed by Greg Johnson, an officer and shareholder in AquiPor. As of December 31, 2023, the outstanding principal owed by JKS International, LLC is $1,600.

5. The Company also extended a loan to Frontier Assets, LLC, totaling $7,500 in 2018. This loan is set up to accrue interest at 3.5% annually and matures February 20, 2028. Frontier Assets, LLC is a holding company that represents majority shareholders in AquiPor. Frontier Assets, LLC is managed by Matthew Russell, an officer and shareholder in AquiPor. As of December 31, 2023, the outstanding principal owed by Frontier Assets, LLC is $7,500.

6. AquiPor had made loans to RJSK totaling $122,393 over time. As of December 31, 2023, the current balance outstanding is $1,050 following payments made in October 2020. This loan is set up to accrue interest at 3.5% annually and matures on December 31, 2026.

7. AquiPor has made various loans to Yellow Core, LLC over time that total $27,813. These loans were set up to accrue interest at 3.5% annually, with interest-only payments to begin in 2024. Prior to the Company's current option agreement with Matthew Russell, Yellow Core and AquiPor had a technology option agreement in place with similar terms to the Company's current agreement with Matthew Russell. Prior to the exercise of this option, Yellow Core rolled out a portion of its technology rights related to the option into a Washington State Corporation, BW-IGC, Inc. ('IGC'). This loan has been assumed by BW-IGC. As of December 31, 2023, the outstanding principal owed by BW-IGC, Inc. is $27,813.

8. In October 2021, AquiPor extended a long-term note to a related party, Assanka Design, LLC, amounting to $30,000. AquiPor and Assanka Design are exploring a potential joint venture and the funds are to be used by Assanka Design for proof-of-concept purposes for a new technology. Interest is accrued at 3.5% annually and the note matures on December 31, 2025.

Technology Licensing:

9. In the year ending December 31, 2021, AquiPor entered into an option agreement with Matthew Russell to negotiate best efforts, with no guarantees, a conditional first right of offer to engineer, procure, and manage construction (EPCM) of a mixed utility approach, owned by Matthew Russell, to certain green infrastructure projects in the United States. Compensation for the U.S. first right of EPCM and brand market is expected to be a combination of cash and equity. The option payments totaled $282,500, and may be deducted from the future exercise price. Option payments made to Matthew Russell in the years ending December 31, 2023 and 2022 amount to $-0- and $32,500, respectively. These payments may be deducted from the future exercise price but will be forfeited if an option exercise price and terms are not successfully negotiated. These payments have been accrued as a long-term asset and will be expensed in future periods.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers.

Further, the Company is currently complying with all relevant laws and regulations and does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

To finance its operations and research and development, the Company has obtained several loans from its related entities. Below summarizes the types of debt instruments, principal amounts, interest rates and maturity dates of these said loans.

Debt Summary:

				For the Year Ended December 31, 2023				For the Year Ended December 2022			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Related party loans - short-term	10,000	-	On Demand	10,000	-	10,000	-	7,000	-	7,000	-
Related party loans - long-term	82,247	3.50%	2025-2026	-	82,247	82,247	15,281	-	82,247	82,247	12,402
Notes payable	-	-	2024	4,184	-	4,184	-	4,184	-	4,184	-
Total				14,184	82,247	96,431	15,281	11,184	82,247	93,431	12,402

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	14,184
2025	93,654
2026	3,874
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

Common Stock

The Company has authorized 90,000,000 of common shares with a par value of $0.001 per share. Issued and outstanding common shares as of 2022 are at 16,821,534 shares and as of 2023 at 17,028,532 shares. Common stockholders are entitled to one vote per share held. The Company's common shares possess the rights and privileges commonly extended with this type of equity security.

Preferred Stocks

The preferred stock may be issued from time to time in one or more series in any manner permitted by law. The Company has authorized 10,000,000 of preferred shares with a par value of $0.001. No preferred shares were issued in 2022 and 2023.

Equity Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to their sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement.

Stock warrant activity, weighted average exercise price, and weighted average remaining term for the years ended December 31, 2022 and 2023 are as follows:

	2023		2022	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding as of 12/31/22	1,610,319	$ 0.22	1,610,319	$ 0.22
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding as of 12/31/23	1,610,319	$ 0.22	1,610,319	$ 0.22
Weighted avg. remaining term		2.71		3.71

Weighted Average Remaining Term for Warrants							
		Years to Maturity				WART	WART
Grant Date	Maturity Date	12/31/2023	12/31/2022	Warrants	Weight	2023	2022
January 2016	1/20/2026	2.06	3.06	632,500	39.28%	0.81	1.20
December 2019	12/1/2024	0.92	1.92	566,000	35.15%	0.32	0.67
December 2020	3/3/2030	6.18	7.18	411,819	25.57%	1.58	1.84
				1,610,319		2.71	3.71

Listed below are the relevant information of the stock warrants granted in various dates with their corresponding exercise price, fair market value, vesting period and expiry as of December 31, 2023:

Fiscal Year	Name	Number of Warrants	Particulars	Vesting Period	Exercise Price	Fair Market Value	Expiry
2016	Greg Johnson	345,000	Company officer	1/20/18	$0.22	$0.22	1/20/26
	Kevin Kunz	287,500	Company officer	1/20/18	$0.22	$0.22	1/20/26
2019	Greg Johnson	400,000	Company officer	5/1/19	$0.01	$0.50	5/1/24
	Kevin Kunz	150,000	Company officer	5/1/19	$0.01	$0.50	5/1/24
	various individuals	16,000	Investors	12/1/19	$0.50	$0.50	12/1/24
2020	various individuals	411,819	Non-employee contractors and consultants	3/3/20	$0.50	$0.50	3/3/30

These stock warrants are valued using the Black-Scholes Pricing Model, which utilizes several variables, including the risk-free interest rate of 4% and the exercise price, fair market price, and time to maturity disclosed above, in the attempt to accurately value options. As a result of these calculations, the issued warrants have an aggregate intrinsic value of $628, 912, which was entirely expensed as stock compensation ratably over the related vesting periods. All stock warrants have fully vested in prior periods, and no outstanding stock warrants have been exercised as of December 31, 2023.

NOTE 7 - PRIOR YEAR RESTATEMENT

The Company's previously issued financial statements for the year ended December 31, 2022 have been restated to correct for an error related to the Company's accrued interest payable in the year ended December 31, 2022.

The following table summarizes the restated financial statement account balances for the year ended December 31, 2022:

Account	Original	Adjustment	Restated
Accrued interest payable	16,228	(3,826)	12,402
Retained earnings (Deficit)	(3,959,193)	3,826	(3,955,367)

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 23, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Green Concrete Technology

AquiPor is developing permeable concrete solutions for solving stormwater runoff pollution, urban flooding, and groundwater depletion issues in cities.

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


AQUIPOR
GREEN CONCRETE TECHNOLOGY

$602,984.09 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

REASONS TO INVEST

PATENTED GREEN TECHNOLOGIES: AquiPor owns the exclusive rights to patented and patent-pending permeable concrete and engineering technologies for distributed stormwater and wastewater systems. AquiPor's flagship permeable concrete can help reduce stormwater pollution and urban flooding in cities. Produced with reclaimed industrial materials it also has an extremely low CO2 footprint compared to traditional concrete.

MARKET OPPORTUNITY: With the passage of the $1 Trillion Bipartisan Infrastructure Bill in the U.S., AquiPor's permeable concrete technology is poised to address large market opportunities in the construction materials, green building materials, and water infrastructure space, which collectively add up to a $380B opportunity.*

SOCIAL PROOF: Named a Top 5 Emerging Stormwater Management Startup by StartUs Insights, we have raised over $2 million from investors in previous crowdfunding rounds to help fund technology R&D, develop our supply chain, and garner project opportunities from across the U.S.

*Market information provided by (source, source, source, source, source)

**For more information about the Infrastructure Bill please visit (source)

Get Equity
$2.81 Per Share

PREVIOUSLY CROWDFUNDED
$2,589,226.61

RAISED	INVESTORS
$602,984.09	423

MIN INVEST	VALUATION
$399.02	$51.95M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? **See here**


AQUIPOR
CONCRETE

*The above is a prototype. Products are currently under development and not yet available for commercial sales

TRACTION


TRACTION
MANUFACTURING READINESS:
SINCE OUR LAST CROWDFUND, WE'VE COMPLETED PRODUCT MIX DESIGNS FOR OUR PERMEABLE CONCRETE, ESTABLISHED PRODUCT TESTING PROTOCOLS, AND DEVELOPED OUR MANUFACTURING STANDARDS AND PROCESSES



CUSTOMER ENGAGEMENT AND PROJECT FUNNEL:

SINCE OUR LAST CROWDFUND, WE'VE GENERATED INQUIRIES FOR DOZENS OF PROJECT OPPORTUNITIES THROUGHOUT THE U.S. THAT VARY IN SIZE AND SCOPE. WE'VE ALSO BUILT A FOLLOWING OF THOUSANDS OF EMAIL NEWSLETTER SUBSCRIBERS AND SOCIAL MEDIA FOLLOWERS, CREATING EARLY DEMAND FOR OUR INITIAL TARGET MARKET.



SUPPLY:

SINCE OUR LAST CROWDFUND, WE'VE ESTABLISHED KEY SUPPLY CHAIN RELATIONSHIPS AND WE'VE BEGUN NEGOTIATING A LETTER OF INTENT TO SECURE LONG TERM MATERIAL SUPPLY AND MANUFACTURING ARRANGEMENTS.


U.S. GREEN BUILDING COUNCIL
USGBC

NET-ZERO ACCELERATOR ALUMNI:

U.S. GREEN BUILDING COUNCIL-LOS ANGELES, NET ZERO ACCELERATOR ALUMNI 2022.

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development.*

PRODUCT DEVELOPMENT TRACTION:

Since our first crowdfund we've advanced our technology through four subtle, but significant evolutions. This has culminated in a technology that is made with widely available industrial minerals to enable mass production for large project opportunities.


AQUIPOR

THE PITCH

The Problem

The combination of extreme weather and outdated infrastructure is creating water stress in communities throughout the U.S. Whether it's extreme drought in some regions or flooding in others, cities are ill-equipped to handle above average rain events.


Los Angeles Times
L.A. promised to stop wasting so much stormwater. But progress has been painfully slow
Extreme droughts and flooding occur more often climate scientists say
WHETHER IT'S FLOODING OR DROUGHT, CITIES CAN'T HOLD ON TO THEIR WATER

The majority of cities are paved over with asphalt and concrete that prohibits rain from re-entering the ground, disrupting natural water cycles. Instead, rain that falls immediately becomes stormwater runoff and increases the chance of flooding. With nowhere to go, this polluted stormwater often ends up in ocean bays, rivers, and streams.


TRADITIONAL CONCRETE AND
ASPHALT SURFACES DON'T ALLOW
RAINFALL TO SOAK INTO THE GROUND
NATURALLY TO REPLENISH AQUIFERS.

At the same time, the very concrete that's been used to build our cities has a huge carbon footprint. It's estimated that cement and concrete production accounts for 8% of global CO2 emissions annually.


TRADITIONAL CONCRETE ACCOUNTS
FOR 8% OF CO2 EMISSIONS

What Can AquiPor do for our Cities

AquiPor's permeable concrete is being developed to take the place of traditional paved surfaces in cities to capture and filter stormwater where it falls, help alleviate urban flooding, and naturally recharge groundwater right in the urban environment.

This unique permeable concrete technology also has an extremely low CO2 footprint in comparison to normal concrete. Made from industrial minerals and reclaimed industrial waste, this technology is a cleaner, greener, and more advanced solution for stormwater infrastructure in our cities.

We plan to transform the old-school pavement in cities into stormwater capturing streets and sidewalks, all while helping to decarbonize concrete manufacturing in the process.

Saving Water in the era of a Changing Climate

Using a modest annual rainfall average of 15.5 inches per year, we've run calculations to see how much of this rain can be captured and naturally returned to groundwater storage by simply transforming traditional sidewalks into AquiPor permeable sidewalks. We estimate that just 1 mile of our permeable sidewalk system can capture and infiltrate approximately 2.1 Million Gallons of stormwater over the course of a year. This is water that doesn't need to be captured and expensively treated by overburdened gray infrastructure systems, nor imported from hundreds of miles away. Instead, our permeable concrete surfaces can naturally capture and return water back into the ground, recharging the natural water cycle in cities.



Reduced CO2 Emissions

Not only does AquiPor's permeable concrete help solve stormwater and flooding issues, but it also features a significantly lower CO_2 footprint than normal concrete.

Compared to normal concrete, AquiPor releases about 500 lbs. LESS CO_2 per cubic yard of finished concrete. We've estimated that 1 mile of AquiPor's permeable sidewalk system compared to 1 mile of a traditional concrete sidewalk results in a REDUCTION of 130,000 POUNDS of CO_2.

In addition to that, AquiPor's permeable concrete can use coal fly ash as a partial aggregate substitute in our mix. By using this industrial waste material in our products, we estimate that we can sequester another 1 ton of CO_2 for every 3.85 cubic yards of permeable concrete poured.


130,000 LBS PER MILE OF AQUIPOR

Economic Savings

An economic value can be placed on every gallon of water that naturally returns to the water-cycle instead of needing to be treated at wastewater treatment plants or imported from far-away places, and a value can be placed on CO_2 emission reductions in the form of carbon offset credits. At scale, we estimate that AquiPor's permeable sidewalk system can offer communities tremendous economic savings in lieu of outdated water infrastructure.


$32864

**Below are internal estimates established by the Company and have not yet been validated in the market.*

THE BUSINESS

A Green Infrastructure Projects Company


OBTAIN PROJECT
ENGINEER AND DESIGN THE PROJECT
CONCRETE MANUFACTURING
SURVEY & MAPPING
INSTALLATION & CONSTRUCTION

How the Business Works:

- Obtain Project
- Engineer & Design the project - ie. 1 Mile of AquiPor sidewalk design
- Surveying and Mapping
- Permeable Concrete Manufacturing (by approved manufacturer)
- Sub-Contract Installation and Construction
- Quality Control and Maintenance

To best address our Total Addressable Market, we've developed our business model as a design-build contractor for green infrastructure projects. In this model, we obtain projects and direct the design and engineering of each project, procure the materials and ensure quality control, and then oversee the final construction and installation.

As an example, we've estimated that design-build contracts for the installation of 100 miles of AquiPor permeable sidewalks could generate almost $200 Million in revenue. This represents a sliver of the $18 Billion market for permeable paving, which makes up our Serviceable Addressable Market. (source)

WHY INVEST

Water infrastructure in our cities is outdated and ill-equipped to deal with extreme weather. Extreme drought in some regions, interspersed with intense periods of rainfall is bringing unprecedented water stresses to our communities. As the United States is poised to invest over $1 Trillion on critical infrastructure in the next ten years, AquiPor is focused on developing the concrete technologies and engineering solutions we'll need for long-term, clean water abundance in our cities. To best serve this large market opportunity, we're developing our business with an asset-lite structure that lends itself to capturing higher margins and taking on large project opportunities from the beginning. Now is your chance to invest in a multi-billion dollar opportunity and help us build real things to solve real problems for the physical world.

Together we can do this.

Greg Johnson
Co-Founder & CEO
AquiPor Technologies

THE TEAM

Why Us?

AquiPor's cofounders have the rare combination of youthful energy and startup savvy, having worked collectively for over 20 years on startups developing new construction materials and green infrastructure technologies. Our company's inventor and engineer has over 30 patents and patents pending, and a professional background in civil, mechanical, and chemical engineering. At AquiPor, they've dedicated their livelihoods to developing the green concrete technologies that can make our communities more resilient in the face of a changing climate.

Our founders have surrounded themselves with a Board of Directors and an advisory council that comprises industry experts in the construction, concrete, mining, and engineering industries.



[Aquipor 17b Disclosure]

ABOUT

HEADQUARTERS

905 W. Riverside Suite 303
Spokane, WA 99223

WEBSITE

View Site

AquiPor is developing permeable concrete solutions for solving stormwater runoff pollution, urban flooding, and groundwater depletion issues in cities.

TEAM



Greg Johnson
Co-Founder & CEO

Greg has been a co-founder in construction-related and climate tech startup companies for over 11 years. His first company imported, marketed, and sold specialty products for on-site stormwater management in North America and his vision of developing better technologies and products for green infrastructure would be the impetus for AquiPor Technologies. Greg has a breadth of experience regarding early stage technology development, startup fundraising, I.P. strategy, and leading early stage teams. He has been named a Global Sustainability Leader by the U.S. Green Chamber of Commerce and he provides both the vision and market expertise to lead AquiPor in helping solve water-related issues in cities.



Kevin Kunz
Co-Founder & VP Market Development

Kevin is a passionate cofounder with prior startup experience in the stormwater management and green infrastructure industries. Kevin brings a great deal of market knowledge and experience in the green infrastructure space and has been successful developing new building material products for on-site stormwater management. Kevin has worked hand-in-hand with engineers to develop product testing standards of new products and he has extensive experience calling working with architects and engineers to get new products specified.

Kevin seeks out new market opportunities in the public sector and has become a thought leader in U.S. stormwater policy and the in the overarching water infrastructure space. His experience developing markets for new products and technologies has helped AquiPor become an emerging startup in the green infrastructure space.

Randy Squires
Director

With over 25 years of executive experience in commercial construction, Randy is the President of Partition Specialties, a leading interior construction company in the Bay Area and Southern California.

Under Randy's leadership, Partition Specialties has grown into a multi-million dollar company specializing in the distribution, installation, and service of architectural specialty products for all of California and parts of Nevada.

Randy has a breadth of experience in accounting, finance, and contract administration. He also has startup experience as a CFO and has been part of a successful initial public offering.



Mark Murphy
Advisor

Mark has over 28 years of management experience in construction and building materials, beginning as a construction engineer and then working for the next 23 years in various executive positions for CPM Development Corp (Central Pre-Mix) which was acquired by Oldcastle Materials (CRH plc) in 1997.

After the acquisition, Mark worked as regional president for Oldcastle, managing over 500 employees in 4 companies with over $200M in sales throughout. He also spent 6 years leading a National Performance Team for Oldcastle that drove innovation in concrete mix designs.



Michael Ferraro
Advisor

Mike is a Senior Vice President and Partner at Woodruff Sawyer in the Bay Area of California specializing in the development of D&O Liability programs for companies ranging from rapidly growing startups to Fortune 500 companies.

With 20+ years of experience in Management Liability risk mitigation, Mike has negotiated all aspects of both public and private company D&O programs.

Mike has experience in both public offerings and acquisitions at various stages. Mike is a member of AquiPor's Advisory Board.



John Hertz
Advisor

John has over 30 years of executive experience working in management roles for Intel, Novellus Systems, and most recently, Clearwater Paper. Most recently, as CFO for Clearwater Paper, a $1.5 Billion (revenue) public company, John established and implemented the company's financial model and was responsible for two successful public debt offerings.

At Novellus Systems, John was key in the company being acquired by Lam Research in 2012. John helped increase operating margin, net profit, and earnings per share in the span of two years as the company's CFO.

John is a member of AquiPor's Advisory Board.



David Martin
Director

David Martin is the former Chief Operating Officer for Valley Hospital in Spokane, WA. Recently retired, David is an adept negotiator with a strong track record of successful contract negotiations as an executive in the insurance and healthcare industries.

He has developed self-insured retention programs and handled complex medical malpractice and product liability claims as the Director of Risk Management at Empire Health Services.

David brings tremendous experience as an operator and administrator to the AquiPor Board. He also has experience as an early-stage investor in various promising startups.

TERMS

Aquipor

Overview

PRICE PER SHARE
$2.81

VALUATION
$51.95M

DEADLINE
Mar. 19, 2024 at 6:59 AM UTC

FUNDING GOAL
$10k - $4.49M

Breakdown

MIN INVESTMENT
$399.02

OFFERING TYPE
Equity

MAX INVESTMENT
$4,492,695.44

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
3,558

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,598,824

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus | 15% Bonus Shares

As you have previously invested in Aquipor, you are eligible for additional bonus shares.

Combo (Time+Amount) Perks

Combo Perk 1 | $500+

Invest $500+ within the first two weeks and receive 10% bonus shares.

Combo Perk 2 | $1,000+

Invest $1,000+ within the first two weeks and receive 12% bonus shares.

Combo Perk 3 | $2,500+

Invest $2,500+ within the first two weeks and receive 15% bonus shares.

Combo Perk 4 | $5,000+

Invest $5,000+ within the first two weeks and receive 17% bonus shares.

Combo Perk 5 | $10,000+

Invest $10,000+ within the first two weeks and receive 20% bonus shares.

Volume-Based Perks

Tier 1 | $750+

Invest $750+ and receive 5% bonus shares.

Tier 2 | $1,500+

Invest $1,500+ and receive 10% bonus shares.

Tier 3 | $5,000+

Invest $5,000+ and receive 15% bonus shares.

Tier 4 | $25,000+

Invest $25,000+ and receive 25% bonus shares.

*Perks do not stack

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

AquiPor Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.81/ share, you will receive and own 110 shares for $281. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

PRESS

CBS’s Innovation Nation

Concrete That Can Absorb Water | Aquipor

View Article

BBC Earth

Six Incredible and Unusual Eco-Innovations

View Article

Fast Company

This porous pavement helps prevent flooding by absorbing rain

View Article

The Independent

Can ‘sponge’ pavement save us from urban flash floods?

View Article


5 Top Emerging
Stormwater
Management
Startups

Start Us Insights

5 Top Emerging Stormwater Management Startups

View Article

Show More Press

ALL UPDATES

03.08.24

There's Sewage in our Rivers

Stormwater infrastructure in the U.S. is archaically outdated. Stormwater systems today are designed to funnel runoff to storm drains and eventually to wastewater treatment plants where it can be cleaned and discharged back into rivers, lakes, or ocean bays.

The problem is, these systems are routinely overwhelmed by above average rainfall. And when they're overwhelmed, they're designed to discharge polluted runoff, wastewater, and even sewage into our clean waterways.

This can be eliminated completely by capturing and managing stormwater right where it falls and returning it to where it's needed most - aquifers.

At AquiPor, we're developing the permeable surface technologies and engineering solutions that do just that.

Join us as we work to usher in a new era of stormwater infrastructure - eliminating stormwater pollution, recharging groundwater, and remediating watersheds in one fell swoop.


Aquipor Protects Rivers from Wastewater Discharge

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.04.24

AquiPor Bolsters its Intellectual Property

Dear AquiPor Community,

Patents were recently granted for AquiPor's "unitized, formed construction materials" technology by the Mexican Institute of Industrial Property in Mexico!

With exclusive rights to these patents, AquiPor continues to strategically build out its intellectual property by applying for PCT protections in markets like Canada, Mexico, the EU, Australia, India, and Israel.

The Mexican patent approval is another milestone in our overall intellectual property strategy!

The relevance of patent protection in this market is not lost on us, as we recently read reports of Mexico City on the verge of running out of water.

We'll continue to update you all as we build things out. In the meantime, if you haven't invested yet, it's not too late to join us on our mission.

Let's Build!

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.01.24

The Future of Concrete is Here

Dear AquiPor investors and supporters,

AquiPor’s permeable concrete is made from a chemically bonded binder technology that utilizes a proprietary blend of industrial minerals instead of ordinary portland cement as its binder. By eliminating traditional cement in the mix, we anticipate an 80% lower CO2 footprint than traditional concrete.

Along with a greatly reduced carbon footprint, the binder system also facilitates porosity and permeability throughout the concrete for paving products that aim to manage stormwater where it falls, mitigate urban flooding, and facilitate groundwater recharge within the built environment.

But what we’re getting really excited about is that AquiPor’s binder technology can also utilize carbon-rich and hydrogen-rich industrial waste feedstocks, such as various waste coal ash, biochar, and even mine tailings as an aggregate substitute in the mix. Initial indications show that the concrete technology is resistant to both acids and bases, and has shown that it chemically “ties up” metals and elements latent in the mix without leaching.

This is something that requires more advanced research and development work, but the implications cannot be overstated. There are billions of tons of industrial waste in the U.S. alone, much of which threatens environmental disaster for top soil, ground water, and the ecosystems around it.

If you’re interested in the future of green infrastructure and using concrete to clean up legacy waste, join us on our mission!

Game Changing Materials 1080x1350

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.26.24

New Product Milestone: Project-Ready Mix Designs!

Hey AquiPor Community! The last two weeks have been marked with some exciting product milestones and some recent updates that we wanted to share with you.

1. It was hard-won milestone, but after a lot of “almosts” we have our first project-ready mix design for our permeable concrete!

What this means is that we now have a standard mix recipe for the products that will go into our initial demo projects. This is a significant stepping stone for us and we will continue to optimize the product as we gather testing data and data from demo projects later this year.

2. Speaking of testing, we’ve standardized our processes for mass flow rate (permeability), filtration, and strength and durability testing that we’ll be undertaking over the coming weeks. Stay tuned for those results!

3. Production: We're working out the fine details of mass production with our precast partner and expect to commence our next phase of pilot manufacturing within weeks.

These are exciting times for our startup! We'll keep you updated over these next several weeks!







This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.23.24

AquiPor Investor Update

Dear AquiPor investors,

In case you couldn't make our recent investor event, you can access the recording right here.

In this update we recapped our milestones from 2023, outlined our longer term plans for 2024, and discussed our objectives for the immediate future.

Check out the full recording below and as always, please give us your feedback, comments, and questions.

Let's Build!

-The AquiPor Team


AquiPor Year-in-Review and Look Ahead to 2024

02.20.24

AquiPor Makes Regional Startup Headlines!

AquiPor has once again made the Ignite Northwest "25+5" list of fastest growing startups in the Inland Northwest!

We're honored by the recognition and are excited about the other startups and founders building great companies in our region. There is a growing vibrancy of startup activity in the Spokane area and we're proud to be a part of it.

That said, we have our sights set much higher! If you want to be a part of our growth story, you can become an AquiPor investor through our current crowdfund.

Join us on our Mission!



IGNITE 25+5
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02.16.24

SoCal Flooded and Still Lost All of that Water!

Dear AquiPor Investors and Supporters,

Some estimates say that L.A. has received roughly 1.5 trillion gallons of rain this season. And according to this LA Times article, 80% of the that they receive is dumped directly into the Pacific Ocean.

In some cases, Los Angeles loses more water to wasted runoff than they use in an entire year.

“When you look at the Los Angeles River being between 50% and 70% full during a storm, you realize that more water is running down the river into the ocean than what Los Angeles would use in close to a year,” said Mark Gold, associate vice chancellor for environment and sustainability at UCLA. “What a waste of water supply.”

All of this to say, green infrastructure technologies like AquiPor’s permeable concrete should certainly play a prominent role in urban infrastructure as we move into the future.

If you haven’t invested yet, now is the time!


HONDA

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.14.24

Tire Toxins Are in our Water Supply

Dear AquiPor Investors and Supporters,

A few weeks ago we highlighted a growing concern regarding the amount of microplastics and carcinogens entering our waterways due to tire wear particles found in stormwater runoff pollution.

Now, new research shows that permeable pavement can be a key solution to keeping these toxins from entering natural water systems. This is promising news, and at AquiPor we're looking to do one better.

As we begin internally testing our permeable concrete, early indications are that our concrete has filtration characteristics capable of removing particles and total suspended solids from stormwater altogether. This could be key for dealing with the cocktail of toxins found in stormwater runoff.

As we advance through testing and collect more data, we'll be sure to keep you updated on our findings!


Cities Could Filter Out Tire Dust From Stormwater With Our Concrete

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.09.24

Extreme Weather is Here to Stay. So is AquiPor!

Dear AquiPor Community,

On the heels of extreme flooding in Southern California earlier this week, we're reminded that the National Oceanic and Atmospheric Administration [(NOAA) recorded 28 extreme weather events] last year in the U.S., topping the previous high of 22 events during 2020.

These events left a huge economic toll, costing $92.9 billion in disaster recovery.

Adaptive infrastructure that includes permeable stormwater systems can help tremendously. At AquiPor, we're developing the materials and engineering to do just that.

Through our crowdfund, you can become an investor in what we believe will be the future of infrastructure!


Revamping the Built Environment with AquiPor

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.05.24

Concrete: The 2nd Most Consumed Material

With more than 10 billion tons of concrete being produced annually, concrete is the most consumed material in the world—other than water.

We've discussed concrete's role in emitting up to 8% of the world's CO_2 emissions annually. In addition to that, impervious concrete and asphalt pavements in our cities contribute to stormwater runoff pollution and localized flooding.

But at AquiPor, we've developed a permeable concrete that can help return rainfall back to the natural water table, helping save freshwater. Not only that, but our technology drastically lowers the CO_2 emission footprint in concrete production.

Join us on our Mission to improve natural water systems and help clean up heavy industry by investing today!

Aquipor's New Permeable Concrete Can Help Manage Stormwater That Fa...

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Aquipor.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$750

Tier 1

Invest $750+ and receive 5% bonus shares.

Select

$1,500

Tier 2

Invest $1,500 and receive 10% bonus shares.

Select

$5,000

Tier 3

Invest $5,000 and receive 15% bonus shares.

Select

$25,000

Tier 4

Invest $25,000 and receive 25% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

PINNED BY STARTUP
Barrington Carter
9 months ago

I'm happy to see the progress of the company and all the positive moves being made to change the future! ...
Show more

1 0

Greg Johnson
Aquipor • 9 months ago

We appreciate you Barrington!

0

PINNED BY STARTUP
JOSEPH HEBERT
9 months ago

BEEN WITH YOU GUYS SINCE DAY ONE

1 1

Greg Johnson
Aquipor • 9 months ago

We appreciate you more than you know, Joseph. Onward!

0

Raymond Marine
13 days ago

Greg Johnson, Thank You For That Information.

0 0

Raymond Marine
14 days ago

When Does AquiPor Plan On Going Public, Another 8 Years?

1 0

Greg Johnson
Aquipor • 14 days ago

Hi Raymond. Right now our focus is on getting our initial projects in the ground, raising the capital needed to gro...
Show more

0

Grigore Hreniuc
23 days ago

Do you ever consider using graphene in your concrete? There is a company, Avadain, that raised funds on the ...
Show more

1 0

Greg Johnson
Aquipor • 21 days ago

Hi Grigore, thank you for this. We'll definitely look into it.

0

Tamika McLester
24 days ago

What feedback have municipalities provided about the long term maintenance on the product?

2 0

Tamika McLester
24 days ago

1) How does your product differ from what impervious or porous pavers and asphalt do? ...
Show more

0

View 1 more reply

Bob Ybarra
a month ago

Greg, has any thought been given to potential rooftop use? Your product in 1”-2” thickness that rain water ...
Show more

1 0

Greg Johnson
Aquipor • 25 days ago

Hi Bob, great point. Yes, we've looked at this application and think there's a potential market there in the future ...
Show more

0

ZE

Zachary Erwin
a month ago

Thank you for the webinar! Great updates and I've added to my previous investments. Keep up the ...
Show more

1 0

GJ

Greg Johnson
Aquipor • a month ago

Thanks Zachary! We greatly appreciate you. More to come soon!

0

NM

Nicholes Moran
2 months ago

I would like to imagine that there is one day some sort of Avant-garde construct involving the porosity of ...
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1 0

GJ

Greg Johnson
2 months ago

Hi Nicholes, our heads haven't really gone there yet, but I love it! Would be happy to go back and forth on ideas with ...
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0

KF

Kyle Fishman
3 months ago

I have two more questions:
...
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1 0

GJ

Greg Johnson
2 months ago

Hi Kyle,
...
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0

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StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

00:00:00:05 - 00:00:33:05

Greg J

Traditional concrete emits over 8% of the world's CO_2 emissions every single year. It's the third largest industrial polluter in the world. Now, I would argue that cement and traditional concrete are some of the most important materials in modern civilization, but it's come at a great cost. Our cities have been developed with so much impervious, concrete and asphalt surface area that every time it rains, these surfaces create massive amounts of stormwater runoff pollution and contribute to the risk of localized flooding.

00:00:36:04 - 00:01:06:14

Greg J

Aquipor emits a fraction of the CO_2 than normal concrete does. And by replacing traditional paved surfaces with Aquipor, we can get stormwater back into the ground naturally and help mitigate stormwater pollution and urban flooding in our cities. Putting one mile of our permeable sidewalk system into a neighborhood would actually get 2.1 million gallons of stormwater back into the ground, 2.1 million gallons of water that doesn't need to be imported from, say, 300 miles away.

00:01:07:19 - 00:01:39:13

Greg J

We don't use any Portland cement in our mix design. We have an extremely low carbon footprint. This is a first of its kind technology that now not only solves the stormwater issue, but it has an inherently low CO_2 footprint as opposed to some of the traditional permeable paving technologies out there today. Our campus, permeable concrete technology is applicable in cities throughout the United States, whether that's a large metropolitan city or a small town that needs to manage stormwater and mitigate some of these impacts from extreme weather.

00:01:39:17 - 00:02:00:20

Greg J

This is a concrete technology that can improve productivity gains for manufacturers because we can mix it, get it into forms and flipped out of forms ready to ship in as little as one hour. And the disruptions from normal street construction simply aren't there. It's a process where there's minimal construction disruption to maximize physical infrastructure in our cities.

00:02:05:02 - 00:02:27:19

Greg J

Why would you invest in a permeable, concrete technology? The government is going to spend over $1,000,000,000,000 on infrastructure in the coming ten years, and we solve two major issues in the built environment that are not being addressed in a meaningful way today: Water related risks from extreme weather and the elimination or huge reduction of CO_2 emissions that come from concrete and cement technologies today.

00:02:27:20 - 00:02:46:19

Greg J

We have the technology and we are ready and excited to scale this up. It's not a new way to bank. It's not a new digital art form. It is literally the ground that you walk on. If you want the opportunity to invest in something that's akin to building the railroads, high speed Internet infrastructure or the energy grid.

00:02:47:01 - 00:02:52:07

Greg J

This is a generational opportunity. Invest today. Go to start engine dot COM slash Aquipor.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILED

JAN 22 2016

WA SECRETARY OF STATE

ARTICLES OF AMENDMENT

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation's Articles of Incorporation.

1. The name of the Corporation is: AQUIPOR TECHNOLOGIES, INC.
2. The text of amendment as adopted is as follows:

   Initial Board of Directors to be as follows:

   Greg Johnson
   4118 E 33rd Ave
   Spokane, WA 99223

   Kevin Kunz
   4118 E 33rd Ave
   Spokane, WA 99223

3. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the text of the amendment itself, are as follows: NO CHANGE.
4. The date of adoption of amendment is: January 3, 2016.
5. The amendment was adopted by:

   ( ) The incorporators. Shareholder action was not required.

   (X) The Board of Directors. Shareholder action was not required.

   ( ) Duly approved shareholder action in accordance with the provisions of RCW 23B.10.030 and RCW 23B.10.040.
6. These Articles will be effective upon filing.

Dated: January 3, 2016

By: [signature]
Greg Johnson, President

FILED

OCT 21 2015

WA SECRETARY OF STATE

603 552 680

ARTICLES OF INCORPORATION

OF

AQUIPOR TECHNOLOGIES, INC.

KNOW ALL MEN BY THESE PRESENTS that GREG JOHNSON, being of the age of eighteen (18) years or more, does hereby form a business corporation under the laws of the State of Washington and does hereby certify and adopt the following Articles of Incorporation:

ARTICLE I

CORPORATE NAME

The name of this Corporation shall be **AQUIPOR TECHNOLOGIES, INC.**

ARTICLE II

TERM OF EXISTENCE

The period of duration of this Corporation shall be perpetual.

ARTICLE III

CORPORATE PURPOSE

This Corporation is organized for the purpose of the transaction of any or all lawful business for which corporations may be incorporated, under the Washington Business Corporations Act, R.C.W. Chapter 23B, or any amended version of that Act or any successor Acts.

ARTICLE IV

CAPITAL STOCK

Section 4.1 The total number of shares of capital stock which this Corporation is authorized to issue is One Hundred Million (100,000,000) shares, such shares consisting of Ninety Million (90,000,000) shares of Common Stock, $0.001 par value per share, and Ten Million (10,000,000) shares of Preferred Stock, $0.001 par value per share. The Common Stock is subject to the rights and preferences of the Preferred Stock as hereinafter set forth.

Section 4.2 The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of these Articles of Incorporation, as determined from time to time by the Board of Directors and stated in the resolution or resolutions providing for the issuance thereof, prior to the issuance of any shares thereof. The Board of Directors shall have the authority to fix and determine and to amend, subject to the provisions hereof, the designations, preferences, limitations, and relative rights of the shares of any series that is wholly unissued or is to be established. Unless otherwise specifically provided in the resolution establishing any series, the Board of Directors shall further have the authority, after the issuance of shares of a series whose number it has designated, to amend the resolution establishing such series to decrease the number of shares of that series, but not below the number of shares of such series then outstanding. In the event that there are no issued or outstanding shares of a series of Preferred Stock which this Corporation has been authorized to issue, unless otherwise specifically provided in the resolution establishing such series, the Board of Directors, without any further action on the part of the holders of the outstanding shares of any class or series of stock of this Corporation, may amend these Articles of Incorporation to delete all references to such series.

ARTICLE V
DIRECTORS

The number of Directors of this corporation shall be determined in the manner provided by the Bylaws and may be increased or decreased from time to time in the manner provided therein.

Section 5.1 Initial Board of Directors. The initial Board of Directors shall consist of three (3), and shall serve until the first meeting of the Shareholders and until their successors are elected and qualified. Their names and addresses are as follows:

Name	Address
GREG JOHNSON	4118 E. 33RD AVE SPOKANE, WA 99223
JON SLIZZA	4118 E. 33RD AVE SPOKANE, WA 99223
KEVIN KUNZ	4118 E. 33RD AVE SPOKANE, WA 99223

INCORPORATOR

The name and mailing address of the incorporator is as follows:

Name	Address
GREG JOHNSON	4118 E. 33RD AVE SPOKANE, WA 99223

ARTICLE VII

REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation and the name and address of the registered agent of the Corporation in the State of Washington are as follows:

Name	Address
COREY F. BROCK	111 S. POST ST, STE 2280 SPOKANE, WA 99201

ARTICLE VIII

NO PREEMPTIVE RIGHTS

No preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of this corporation.

ARTICLE IX

NO CUMULATIVE VOTING

The right to cumulate votes in the election of Directors shall not exist with respect to shares of stock of this Corporation.

ARTICLE X

TRANSACTIONS WITH DIRECTORS, OFFICERS AND SHAREHOLDERS

The Corporation may enter into contracts and otherwise transact business as vendor, purchaser, or otherwise, with its directors, officers and shareholders and with corporations, associations, firms and entities in which they are or may be or become interested as directors, officers, shareholders, members or otherwise, as freely as though such adverse interests did not exist, even though the vote, action or presence of such director, officer or shareholder may be necessary to obligate the corporation upon such contracts or transactions.

In the absence of knowing fraud, no such contract or transaction shall be avoided and no such director, officer, or shareholder shall be held liable to account to the corporation, by reason of such adverse interests or by reason of any fiduciary relationship to the corporation arising out of such office or stock ownership, for any profit or benefit realized by him or her through any such contract or transaction. In the case of directors and officers of the corporation (but not in the case of shareholders who are not directors or officers), the nature of the interest of such director or officer, though not necessarily the details or extent thereof, shall be disclosed or made known to the Board of Directors of the Corporation at the meeting thereof at which such contract or transaction is authorized or confirmed. A general notice that a director or officer of the Corporation is interested in any corporation, association, firm or entity shall be sufficient disclosure as to such director or officer with respect to all contracts and transactions with that corporation, association, firm or entity.

ARTICLE XI
BYLAWS

Both the shareholders of the Corporation, by a majority vote of qualified shares issued and outstanding, and the Board of Directors, by vote of a majority of the whole Board, shall each have the power to adopt, make, amend, alter or repeal the Bylaws of the Corporation; but any Bylaw adopted by the Board may be amended or repealed by the shareholders.

ARTICLE XII
SHAREHOLDER VOTING REQUIREMENTS FOR CERTAIN TRANSACTIONS

To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's assets, other than in the usual and regular course of business; or (4) a dissolution of the Corporation, must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group.

ARTICLE XIII

REVISION OF THE ARTICLES

This Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation in any manner now or hereafter prescribed or permitted by law. All rights and powers of the shareholders in this Corporation are granted subject to this reserved power.

ARTICLE XIV

SHAREHOLDERS CONSENT IN LIEU OF MEETING

Any action which could be taken at a meeting of the shareholders may be taken without a meeting or a vote if the action is taken by shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted. The taking of action by shareholders without a meeting or vote must be evidenced by one or more written consents describing the action taken, signed by shareholders holding of record or otherwise entitled to vote in the aggregate not less than a minimum number of votes necessary in order to take such action by written consent.

ARTICLE XV

LIMITATION OF DIRECTORS' LIABILITY

To the full extent that the Washington Business Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of Directors, a Director of this Corporation shall not be liable to this Corporation or its shareholders for monetary damages for conduct as a Director. Any amendments to or repeal of this Article XV shall not adversely affect any right or protection of a Director of this Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.

ARTICLE XVI

CONSENT TO SERVE AS REGISTERED AGENT

By signature hereto affixed, COREY F. BROCK hereby consents to serve as registered agent, in the State of Washington, for this Corporation, and understands that as agent for this Corporation, it will be the responsibility of said agent to receive service of process in the name of this Corporation; to forward all mail to this Corporation; and to immediately notify the office of the Secretary of State in the event of the resignation of said agent, or of any change in the registered office address of this Corporation.

IN WITNESS WHEREOF, the incorporator and registered agent hereinabove named has hereunto set his hand in duplicate this 20 day of October, 2015.

"AQUIPOR TECHNOLOGIES, INC."

By:____________________
Greg Johnson, Incorporator

By:____________________
Corey F. Brock, Registered Agent

Exhibit G - Testing the Waters Materials


NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Hey AquiPor community - We know we've been a little quiet lately, but we've had our head down, deep in R&D and we're about ready to make some big moves with our green concrete technology.

So we're going to open another round of crowdfunding in the near future, and with your help we're going from R&D to shovel ready! If you want to be the first to know more about our future investment opportunities, just click the link in our bio or head to aquipor.com/join-aquipor/

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

BIG announcement! We're going to start a new round of crowdfunding soon, and we want to give you all a chance to hear about it first. AquiPor has reached some major milestones in product development, and we're ready to take this from R&D to projects in the ground! So if you're interested in being the first to hear about new investment opportunities, just click the link in the bio or go to www.aquipor.com/join-aquipor

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE

ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

AQUIPOR

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

SOLUTIONS FOR CHANGE

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March 9, 2023
AQUIPOR
EPISODE 20: THE PATH TO A WATER ABUNDANT FUTURE


February 15, 2023
EPISODE 19: WATER DROPS: UTILIZING STORMWATER AS A FRESHWATER ASSET IN THE ERA OF EXTREME WEATHER.


February 15, 2023
EPISODE 18: MICHAEL CHRISTIAN: A PHILOSOPHICAL APPROACH TO SOLVING BIG ENVIRONMENTAL CHALLENGES.

Greg and Kevin chat with Augustus Doricko, aka the Water Bro and cofounder of Terra Seco Solutions, about water abundance, bringing clean […]

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On this Water Drop episode, Kevin and Greg talk about the recent weather whiplash phenomenon in California where the state received over […]

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A wide-ranging conversation about nature-based thinking, carbon markets, the unintended consequences of heavy industrial growth, and the purpose of life (hint: it's […]

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